

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 20, 2017

Thomas Morton
President and General Counsel
Switch, Inc.
7135 S. Decatur Boulevard
Las Vegas, NV 89118

> **Re: Switch, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2017**
> **File No. 333-220405**

Dear Mr. Morton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2017 letter.

Unaudited Pro Forma Consolidated Financial Information, page 75

1.   We note your response to prior comment 3. Please revise your disclosures to clarify that you expect the June 2017 distribution to be tax-free to the Members. Also, provide disclosure consistent with your response regarding conditions that will give rise to recognition of any deferred tax asset and equity impact from obligations under the Tax Receivable Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 92

2. You advise in response to prior comment 6 that quantifying the extent to which existing customers and new customers contributed to a material increase in revenue would not be as helpful and meaningful as your current disclosure and would place you at a competitive disadvantage. These considerations, however, do not explain why this information is immaterial. In this regard, we believe your statements on pages 89, 99, and 131 are indicative of materiality: "our ability to attract new customers . . . is an important contributor to the growth in our revenue"; "[o]ur quarterly revenue increased as a result of . . . the success of our sales efforts with existing customers and new customers"; and "we derive a significant amount of our growth from existing customers," respectively. Since you indicate that new and existing customers are significant components of revenue growth, it appears that those components should be described by their respective revenue contribution in order to understand historical trends in operating results. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K. Please revise or advise.

3. In response to prior comment 6, you state that the growth in colocation and connectivity services revenue is "the most meaningful factor contributing to [an] increase in revenue." Therefore, it appears that the relative contribution of these services to total revenue may be necessary to an investor's understanding of your business. Please disclose the amount of revenue represented by each service for the periods presented and discuss the extent to which increases in the respective revenues were attributable to increases in price or volume. Refer to Item 303(a) Regulation S-K. Further, please clarify whether your contracts with customers generally enable you to increase the price of your services in response to an increase in the cost of energy. In this regard, we note your disclosure on page 29 that "a significant increase in the cost of clean and renewable energy . . . could . . . force[] [you] to increase [y]our fees" and your disclosure on pages 98 and 99 that gross profit substantially declined during the three months ended September 30, 2015 and 2016, as a result of the seasonality associated with energy costs.

Switch, Ltd. and Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Segment Reporting, page F-38

4. It appears separate reporting of colocation and connectivity service revenues may be required to be disclosed pursuant to ASC 280-10-50-40. Please revise or advise.

General

5.   We are continuing to evaluate your letter dated September 20, 2017, and may have
        additional comments.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information
                                                Technologies and Services

cc: Charles K. Ruck
        Shayne Kennedy
        Latham & Watkins LLP